

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2018

Taylor Zhang
Chief Financial Officer
China XD Plastics Co Ltd
No. 9 Dalian North Road, Haping Road Centralized Industrial Park
Harbin Development Zone, Heilongjiang Province, PRC 150060

> **Re: China XD Plastics Co Ltd**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2018**
> **Filed August 9, 2018**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 16, 2018**
> **File No. 1-34546**

Dear Mr. Zhang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction